Exhibit 12

GE LIFE AND ANNUITY ASSURANCE COMPANY

Computation Of Ratio Of Earnings To Fixed Charges

(Dollar amounts in millions)

	Six Months ended June 30, 2005	Year Ended
		December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
Net earnings before income taxes and accounting changes	53.5	55.4	16.6	158.7	199.7	236.0
Fixed charges:
Interest expense	0.2	0.1	0.1	0.1	2.2	1.1
Interest portion of rental expense	0.4	0.5	1.0	1.0	1.8	1.7
Interest credited to contractholders	138.1	291.2	410.6	462.1	533.8	532.6

Total fixed charges	138.7	291.8	411.7	463.2	537.8	535.4
Earnings available for fixed changes (including interest credit to contractholders)	$192.2	$347.2	$428.3	$621.9	$737.5	$771.4

Ratio of earnings to fixed charges (including interest credited to contractholders)[1]	1.39	1.19	1.04	1.34	1.37	1.44

[1]	For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.